Exhibit 99.4

SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

SOLARBANK CORPORATION

CODE OF BUSINESS CONDUCT

AND ETHICS

November 4, 2022

SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

(a)	It is the policy of Solarbank Corporation (the “Company”) that the conduct of every director, officer, employee, temporary agency employee and consultant (herein referred to as “Employee” or ”Employees”) while acting on behalf of the Company be based upon the highest ethical standards. Also, it is essential that the Company’s interactions and dealings in carrying out these activities are honest, fair and courteous with due regard for the protection of our business relationships.

(b)	This Code of Business Conduct and Ethics (the “Code”) affirms and expands upon the mission statement of the Company and is a guideline to:

(i)	assure compliance with laws and regulations that govern the Company’s business activities;

(ii)	maintain a corporate climate in which the integrity and dignity of each individual is valued;

(iii)	foster a standard of conduct that reflects positively on the Company; and

(iv)	protect the Company from unnecessary exposure to financial loss.

(c)	This Code does not specifically address every potential form of unacceptable conduct, and it is expected that Employees will exercise good judgment in compliance with the principles set out in this Code. Each Employee has a duty to avoid any circumstance that would violate the letter or spirit of this Code. Unscrupulous dealings, non-compliance with this Code or the law or other dishonest or unethical business practices are forbidden and may result in disciplinary action, including termination of employment.

(d)	The Company’s Board will be responsible for administering the Code. The day to day responsibility for administering and interpreting the Code will be delegated to the Chief Financial Officer.

2.	Compliance With Laws and Regulations

Any operating, financial or administrative transaction undertaken in the name of the Company that would violate the Federal, Provincial or State laws of the United States, Canada or any other location where the Company transacts business, or any associated regulations is prohibited. Particular attention is directed to the laws and regulations relating to discrimination, securities, labor and the environment. If any uncertainty arises as to whether a course of action is within the letter and spirit of the law, advice should be obtained in advance from the Company’s counsel directly or with the assistance of the Corporate Secretary.

(a)	A Non-Discriminatory Environment. The Company fosters a work environment in which all individuals are treated with respect and dignity. The Company is an equal opportunity employer and does not discriminate against Employees or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal or provincial laws and regulations, or any laws or regulations applicable in the jurisdiction where such individuals are located. The Company is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by its Employees.

SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

(b)	Discrimination and Sexual Harassment. The Company will not tolerate sexual harassment or discrimination based on race, color, religion, age, sex, national origin or disability, or any other basis prohibited by applicable law. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated. Each Employee has a duty to avoid conduct that constitutes discrimination or harassment.

Any situation that may reasonably constitute discrimination or sexual harassment must be reported to the Chief Financial Officer or, in the alternative, the Audit Committee (see Appendix “A”).

(c)	Violence in the Workplace. The Company will not tolerate violence in the workplace. Violence means the threatened, attempted or actual conduct of a person that causes or is likely to cause physical injury to person or property. Each employee has a duty to avoid conduct that constitutes violence in the workplace. Offensive, hostile or unsafe working conditions created by such violence in the workplace, are considered a hazard and will not be tolerated and may result in disciplinary action including termination of employment.

(d)	Substance Abuse. The Company is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers and directors of the Company are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

(e)	Health and Safety. The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Employees must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

(f)	Insider Trading and Tipping. Employees in possession of undisclosed material information about the Company must abstain from trading in its securities until such information is generally and publicly available. Such material “inside information” relates to facts or changes in business or operations that might reasonably be expected to have a significant effect on the market price or value of the Company’s securities. Such information might include, for example, major contracts, earnings estimates, changes of control or management, pending mergers, dispositions, acquisitions, or other significant business information or developments. Providing such inside information to others (“tipping”) who then trade on it is also strictly prohibited. Trading on inside information is a violation of United States and Canadian securities law. Furthermore, Employees are required to comply with trading restrictions and blackout periods as designated by the Company (see the Company’s “Insider Trading and Reporting Policy”).

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

3.	Confidential Information

(a)	Employees may become aware of information regarding actual or potential commercial transactions of the Company, information pertaining to the operations or potential operations of the Company or of other confidential information obtained in the conduct of the Company’s business. Such confidential and proprietary information is the exclusive property of the Company and each Employee is bound to keep such information in the strictest confidence both during and subsequent to the term of his or her employment. Furthermore, such information is to be used solely for the Company’s purposes and never for the private gain of an Employee, any member of his or her immediate family, or any third party.

(b)	Special care is required regarding the public release of information concerning the Company’s business, strategies, activities and plans, the disclosure of which could influence investors trading in the Company’s securities. All media contact and public statements and discussions regarding the Company’s business must only be made by the Chief Executive Officer or Chief Financial Officer of the Company or their designees.

(c)	The Company may collect, use and store personal information about its Employees and others in the course of its business activities. This collection, use and disclosure of personal information is subject to provincial, federal and international laws. The Company respects the privacy rights of all individuals.

4.	Proprietary Data and Inventions

(a)	Every Employee is expected to improve productivity, modify processes and procedures and to develop new systems, devices, methods, etc. Since the Employee is provided with the compensation, staff, consulting advice, material and confidential information to fulfill this expectation, the Company is the beneficial owner of the results or efforts. Accordingly, any proprietary information which an Employee obtains, prepares or develops, while in the employ of the Company is the property of the Company.

(b)	For greater clarity, proprietary information includes, but is not limited to reports, analyses, patentable ideas, trademarks, copyright material, industrial designs, charts, drawings, computer systems, etc.

5.	Conflicts of Interest

(a)	General Policy. No Employee should enter into any transaction or engage in any practice directly or indirectly which would tend to influence him or her to act in any manner other than in the best interests of the Company. In particular, it is improper for an Employee to take any action or to make any decision or to influence, or to appear to be capable of influencing, any such action or decision, on behalf of the Company if he or she, or any member of his or her immediate family, has any direct or indirect interest which is or may be in actual, potential or apparent conflict with the interests of the Company. Even the appearance of a conflict of interest may be as damaging as an actual conflict and should be avoided.

(b)	Other Organizations. Each Employee (except those who serve exclusively in the capacity of Director of the Company) is expected to devote his or her time and efforts during normal working hours to the service of the Company. No Employee shall engage in any business or secondary employment which interferes with his or her obligations and responsibilities to the Company.

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

The acquisition or retention by an Employee or by a member of his or her immediate family of a financial interest in any corporation that is selling supplies, furnishing services or otherwise doing business or competing with the Company is prohibited without written prior approval of the Company’s Chief Financial Officer. This provision does not apply to an officer or Employee owning 5 percent or less of the securities of a publicly traded entity.

(c)	Employment of Family Members and Employee Relationships. The Company does not prohibit spouses, parents, children, and other persons related by blood or marriage from working for the Company simultaneously. However, all such Employees must be hired by disinterested personnel strictly on the basis of merit and without regard to family relationships. Reporting relationships between family members are to be avoided to the maximum extent possible, to eliminate even the appearance of possible favoritism based on family ties.

(d)	Disclosure. In the event an Employee becomes aware of a potential conflict of interest, an actual conflict of interest or even the possible appearance of a conflict of interest, they must disclose such conflict to the Chief Executive Officer, or, in the case of a Director, to the Board of Directors as a whole.

6.	Gifts and Payments

(a)	General Policy. No Employee shall directly or indirectly offer or give any “kickback” or other improper payment or consideration to any customer, government official or employee, or any other person in consideration for, or influence in, the award of a contract to the Company. This prohibition applies to consideration paid to foreign residents as well as residents of the United States and Canada.

No Employee or member of his or her immediate family, shall directly or indirectly solicit, accept or retain any gift, entertainment, trip, discount, compensation, service, loan or other benefit from any organization or person doing business or competing with the Company. The only exceptions are: (i) modest gifts or entertainment with nominal value as part of normal business courtesy or hospitality, e.g. meals, occasional tickets, golf green fees and gifts that are not extravagant, expensive or frequent; or (ii) gifts or benefits of significant value where written approval by an officer of the Company has been provided prior to the acceptance. A copy of such written approval shall be provided to the Chief Financial Officer.

(b)	Political Contributions. Corporate funds, credit, property or services may not be used directly or indirectly to support any political party or candidate for public office, or to support or oppose any ballot measure, without the approval of the Chief Financial Officer. Employees are permitted to support political parties and candidates with their personal efforts and money.

7.	Accounting and Financial Reporting

The Company is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every Employee is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature and results of the Company’s activity.

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

8.	Compliance and Enforcement

The Company is committed to providing a work environment based on trust and respect and enabling all Employees to work without fear of intimidation or discrimination. As part of this commitment, the Company encourages an open and frank atmosphere in which problems, concerns or complaints can be raised without fear of retaliation.

Each Employee is responsible for adherence to, and bound as a condition of employment, by this Code. Any suspected violation of this Code should be reported promptly in accordance with this Code and Appendix “A” hereto without regard to the usual lines of reporting.

(a)	Raising a Complaint or Concern. Any Employee may report a violation or suspected violation of any aspect of this Code in accordance with the procedure set out in Appendix “A” attached to this Code. The person reporting a violation or suspected violation of this Code should use their judgment as to the most appropriate method of raising their complaint or concern.

(b)	Activities that must be Reported. The following activities (each a “Reportable Activity”) must be reported by Employees of the Company promptly (see Appendix “A”):

(i)	Any concerns or complaints with respect to the Company’s accounting, internal accounting controls, financial reporting or auditing matters including:

(A)	Fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

(B)	Fraud or deliberate error in the recording and maintaining of financial records of the Company;

(C)	Deficiencies in or non-compliance with the Company’s internal accounting controls;

(D)	Tampering with, or the deliberate destruction or removal of financial records during the Company’s normal retention period of such financial records;

(E)	Misrepresentation or false statement to or by an officer, Employee, consultant or external accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

(F)	Any effort to mislead, deceive, manipulate, coerce or fraudulently influence any internal or external accountant or auditor in connection with the preparation, examination, audit or review of any financial statement or records of the Company.

(ii)	Any evidence of an activity by an Employee of the Company or by any department within the Company that may constitute corporate fraud, a violation of federal or provincial laws, including the misappropriation of any Company property or use of Company funds for any illegal, improper or unethical purpose.

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

(iii)	Any threatened, attempted or actual conduct that causes or is likely to cause physical injury.

(iv)	Any violation or suspected violation of the matters covered by this Code.

(c)	Interpretation. Questions of interpretation or application of this Code with respect to a particular situation should be raised in a timely manner using the same procedure as the raising of a complaint or concern (see Appendix “A”) as circumstances dictate. Such requests may be made in writing or orally and will be treated confidentially.

(d)	Confidentiality. The Company is fully committed to maintain adequate procedures for the confidential, anonymous reporting by an Employee of a Reportable Activity.

Any submission made by an Employee regarding a Reportable Activity shall be treated on a confidential and, if desired by the Employee on an anonymous basis. A submission shall only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the Reportable Activity, in accordance with the procedures set out in Appendix “A” for handling such Reportable Activity.

(e)	Retaliation. Any Employee, who in good faith reports what they believe to be a Reportable Activity, will be protected from threats of retaliation, discharge, or other types of adverse action or discrimination including but not limited to, lower compensation or inferior terms and conditions of employment that are directly related to the disclosure of such Reportable Activity.

Any Employee who retaliates against another Employee who reports a Reportable Activity in good faith may face disciplinary action, including termination of his or her employment, without notice.

9.	Exceptions, Changes and Disclaimers

(a)	Any exception or waiver in favor of a director or officer of the Company must be approved in writing by the Board of Directors. Exceptions or waivers for other Employees must be approved in writing by the Chief Executive Officer with a copy provided to the Chief Financial Officer. Any change to this policy must be in writing approved by the Board of Directors and signed by the Chief Executive Officer.

(b)	The Company reserves the right to amend this Code, in whole or in part, at any time and solely at its discretion.

(c)	Where applicable, this Code is not an employment contract between the Company and any of its employees.

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

I have read, understand and agree to be bound by, as a condition of employment, this Code of Business Conduct and Ethics.

Employee Signature	Witness Signature

Employee Name (Please Print)	Date

SOLARBANK CORPORATION

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

Appendix A

To The Code of Business Conduct and Ethics

PROCEDURES FOR

REPORTING A REPORTABLE ACTIVITY

Employee Complaint Procedures

Any Employee of Solarbank Corporation or its subsidiaries (the “Company”) may submit a question, concern or complaint regarding any matter covered by this Code to the management of the Company without fear of dismissal or retaliation of any kind. The Company is committed to providing a work environment based on trust, respect and ethical compliance with all applicable laws and regulations, accounting and reporting standards, accounting controls and audit practices. The Corporation’s Audit Committee (the “Committee”) will oversee the receipt, review and follow-up of Employee concerns in this area.

In order to facilitate responses to questions and the reporting of concerns or complaints, the Company has established the following procedures.

Communication regarding a Reportable Activity

Depending on the circumstances, the nature of the Reportable Activity (as defined in The Code of Business Conduct and Ethics) and the desire for confidentiality or anonymity, any Employee of the Company may submit a question, concern or complaint through one or more of the following channels:

(1)	Their immediate supervisor;

(2)	The Chief Financial Officer; and/or

(3)	The Chairman of the Committee.

If bringing a Reportable Activity to the attention of their immediate supervisor is considered inappropriate or does not provide the desired level of confidentiality, the Employee should report the Reportable Activity directly to the Chief Financial Officer who will treat all disclosures in confidence and will involve only those individuals who need to be involved in order to conduct an investigation. If the Employee wishes to remain anonymous, or if they consider it inappropriate to submit the Reportable Activity to a senior officer of the Company, the question, concern or complaint may be submitted to the Chairman of the Committee on an anonymous and confidential basis using the contact information set out below. Anonymous written or telephone communications will be accepted.

Handling the Reporting of a Reportable Activity

(1)	Any Employee of the Company including the Chief Financial Officer who receives a submission from any person regarding a Reportable Activity shall treat such submission in a confidential manner and shall immediately report such submission to the Chair of the Committee, regardless of the materiality of the allegation. All submissions received by the Chair of the Committee will be investigated.

SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

(2)	Submissions not related to a Reportable Activity will be directed to the Chief Financial Officer who shall deal with such submission in a confidential manner in the normal course of business.

(3)	The Chair of the Committee, upon receipt of any submission regarding a Reportable Activity, shall:

(a)	review and assess the seriousness of the Reportable Activity with the members of the Committee and together, determine the manner in which and by whom the Reportable Activity will be investigated, including the use of internal and external resources as the Committee determines, in its sole discretion to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review;

(b)	depending on the nature of a Reportable Activity and its materiality as determined by the Committee, and in particular with respect to submissions that could materially affect the financial statements of the Company or the integrity of the Company’s system of internal controls, the person(s) designated to investigate the alleged Reportable Activity will be instructed to keep the Chief Executive Officer and Chief Financial Officer (except to the extent any such persons are allegedly implicated in the Reportable Activity) apprised of the status of the investigation for purposes of ensuring compliance with regulatory requirements, including timely and continuous disclosure obligations of the Company and certification obligations by the Chief Executive Officer and Chief Financial Officer;

(c)	in the event the Reportable Activity is determined to be material, the Chair of the Committee shall immediately inform the Chairman of the Board and may refer the matter to the full Board for further handling;

(d)	track all Reportable Activities subject to investigation on an ongoing basis; and

(e)	report directly back to the Employee who reported the Reportable Activity (if such Employee has expressly waived anonymity, has provided contact information and wishes an update on the status of the investigation).

(4)	Investigations of all submissions relating to Reportable Activities will be made in a timely manner. Executive officers, members of the Committee, external legal counsel and other advisors shall be consulted if necessary.

(5)	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Committee and with the approval of the Board of Directors.

(6)	On a quarterly basis or upon request, the Chair of the Committee shall report to the Board of Directors on all submissions on Reportable Activities received during the previous quarter through all channels of communications, how such submissions related to a Reportable Activity were handled, the results of any investigations and any corrective action taken.

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SOLARBANK CORPORATION	CODE OF BUSINESS CONDUCT AND ETHICS

Retention of Complaints and Investigations

All complaints/concerns and investigations with respect to a Reportable Activity shall be fully documented in writing by the person(s) designated to investigate the matter and such documentation will be maintained for six (6) years in the files of the Company’s legal counsel. Each Reportable Activity file will be marked as confidential and will be available for inspection by Committee members and, with written authorization from the Chairman of the Board or the Chairman of the Committee, the external auditors and any outside counsel or other advisors hired in connection with such matters.

Contact Persons

Any questions with respect to the interpretation and general application of this Policy or any report of any Reportable Activity may be made to any of the following persons:

(1)	Sam Sun, CFO

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